This pricing supplement which is not complete, relates to an automatically effective Registration Statement under the Securities Act of 1933, as amended.  This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell Notes in any jurisdiction where such an offer would not be permitted.

Rule 424(b)(3)
Registration No. 333-132201

Subject to completion, dated January 16, 2008

Pricing Supplement dated January     , 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B
15NC1 Callable CMS Spread Range Accrual Notes Due 2023

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:

Principal Amount (in Specified Currency): $
Issue Price: 100%
Trade Date: January     , 2008
Original Issue Date: January     , 2008
Stated Maturity Date: January     , 2023

Initial Interest Rate:   From and including January      , 2008 to but excluding January     , 2009, the interest rate on the Notes is expected to be between 7.80% and 8.20% per annum (to be determined on the Trade Date).
Interest Rate:  Unless we previously call the Notes, from and including January     , 2009 to but excluding the maturity date, the interest on the Notes is variable and will be reset quarterly at a per annum rate as specified under “Additional Terms of the Notes.” During this period, which begins on January     , 2009 (the “Initial Interest Reset Date”), the interest rate on the Notes may equal but will not be less than zero.
Interest Payment Dates: Quarterly, on each     of January, April, July and October, commencing on April     , 2008

Return Amount:  At maturity, TMCC will repay 100% of the Principal Amount plus any accrued and unpaid interest, if the Notes are not called earlier by TMCC.

Net Proceeds to Issuer: 100%
Agent’s Discount or Commission: 0.0%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.

Agent: Citigroup Global Markets Inc.
Agent’s Capacity: Principal
Commissions to Financial Advisors: The Agent will pay a commission of $125.00 for each $10,000 principal amount of the Notes sold by its financial advisors.

Calculation Agent: Citibank, N.A.
Day Count Convention: 30/360
Business Day Convention: Following (no adjustment for period end dates)

Redemption:  The Notes are subject to redemption by TMCC, in whole, but not in part, at par on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Each Interest Payment Date, from and including January     , 2009 (the “Initial Redemption Date”) to and including October     , 2022

Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days’ prior notice.

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: Yes

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $10,000 increments thereafter
Form of Note: Book-entry only

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the 15NC1 Callable CMS Spread Range Accrual Notes Due 2023 (the “Notes”). You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the Notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The 15NC1 Callable CMS Spread Range Accrual Notes Due 2023 are securities issued by TMCC that have a maturity of fifteen years, unless we call the Notes for redemption. If not previously called by us, the Notes mature on January    , 2023, and at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. We may call the Notes, in whole and not in part, for mandatory redemption on any quarterly Interest Payment Date beginning one year after the date of issuance. Following an exercise of our call right, you will receive on the related Redemption Date an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is     % per annum (to be determined on the Trade Date and expected to be between 7.80% and 8.20%). Unless we previously call the Notes, from and including the Initial Interest Reset Date to but excluding the maturity date, the interest rate on the Notes is variable and will be reset quarterly at a per annum rate equal to     % multiplied by a fraction equal to (i) the number of calendar days during the relevant Interest Accrual Period (as defined below) that the constant maturity swap rate with an Index Maturity of 30 years (“30CMS”) is greater than or equal to the constant maturity swap rate with an Index Maturity of 10 years (“10CMS”), divided by (ii) the total number of calendar days in the relevant Interest Accrual Period.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments since the interest rates applicable to quarterly Interest Accrual Periods beginning on or after the Initial Interest Reset Date are variable and may be zero. During these Interest Accrual Periods, the interest rate is based on the difference between a long-term constant maturity swap rate and a medium-term constant maturity swap rate (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

You may transfer the Notes only in minimum denominations and integral multiples of US$10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

Any interest payable on the Notes will be paid in cash quarterly on each January    , April    , July    and October    , commencing April    , 2008 and ending on the Stated Maturity Date or any earlier date upon which the Notes are called. We refer to each of these quarterly payment dates as an “Interest Payment Date” and each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the Stated Maturity Date or any earlier date upon which the Notes are called as an “Interest Accrual Period.” For Interest Accrual Periods beginning on or after January    , 2009, the interest rate will be determined on the last day of such Interest Accrual Period, which day we refer to as an “Interest Determination Date.” During each Interest Accrual Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is     % per annum. Unless we previously call the Notes, from and including the Initial Interest Reset Date to but excluding the maturity date, the per annum interest rate for each Interest Accrual Period will equal     % multiplied by a fraction equal to (i) the number of calendar days during the relevant Interest Accrual Period that 30CMS minus 10CMS is greater than or equal to 0.00%, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time), which difference we refer to as the “CMS Spread,” divided by (ii) the total number of calendar days in the relevant Interest Accrual Period.  The CMS Spread shall be determined daily except that the CMS Spread determined on the fifth U.S. Government Securities Business Day (as defined below) preceding the end of an Interest Accrual Period will apply for the remainder of that Interest Accrual Period.

For each day during an Interest Accrual Period that 30CMS is less than 10CMS, no interest will accrue on the Notes. As a result, interest accrued beginning on the Initial Interest Reset Date could be zero. Additionally, if the CMS Spread is greater than or equal to 0.00% for enough days during an Interest Accrual Period such that the interest accruing on the Notes is at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors” for further information.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to 30CMS, 10CMS, the CMS Spread or another index. You should understand how the interest rate calculations work before you invest in the Notes. You can find more information in the section “Additional Terms of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if TMCC Calls the Notes?

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on the Initial Redemption Date upon not less than ten calendar days’ notice to holders of the Notes in the manner described in the section “Additional Terms of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the principal amount of your Notes only if you hold the Notes at call or maturity. If you choose to sell your Notes before the Notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the Notes you sell. You should refer to the section “Risk Factors—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement for further information.

What Has the CMS Spread Been Historically?

We have provided a chart showing the historical values of the CMS Spread since 2003. You can find this chart in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the relevant constant maturity swap rates in recent years. However, past performance is not indicative of the future performance of the CMS Spread. You should also refer to the section “Risk Factors—The Historical Performance of 30CMS and 10CMS Is Not an Indication of the Future Performance of 30CMS and 10CMS” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The Notes will be treated by TMCC as contingent payment debt obligations of TMCC, and by accepting a note each holder agrees to this treatment of the Notes. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. Holder of the Notes will be required to accrue interest income on the Notes regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. In addition, upon the sale, exchange or other disposition of a note, including an early redemption or redemption of the note at maturity, a U.S. Holder generally will be required to treat any gain recognized upon disposition of the note as ordinary income, rather than capital gain. You should refer to the section “United States Federal Income Taxation” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes will not be listed on any exchange.

What Is the Role of Citibank, N.A.?

Citibank, N.A., an affiliate of the Agent, will act as calculation agent for the Notes.

Are There Any Risks Associated With My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors” in this pricing supplement.

ADDITIONAL TERMS OF THE NOTES

The description in this pricing supplement of the particular terms of the 15NC1 Callable CMS Spread Range Accrual Notes Due 2023 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are callable securities issued by TMCC that have a maturity of fifteen years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is     % per annum (to be determined on the Trade Date and expected to be between 7.80% and 8.20%). Unless we previously call the Notes, from and including the Initial Interest Reset Date to but excluding the maturity date, the interest rate on the Notes is variable and will be reset quarterly at a per annum rate equal to     % multiplied by a fraction equal to (i) the number of calendar days during the relevant Interest Accrual Period that 30CMS minus 10CMS is greater than or equal to 0.00%, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time), which difference we refer to as the “CMS Spread”, divided by (ii) the total number of calendar days in the relevant Interest Accrual Period.

If not previously called by us, the Notes mature on the Stated Maturity Date. We may call the Notes, in whole and not in part, for mandatory redemption on any quarterly Interest Payment Date beginning on the Initial

Redemption Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to quarterly Interest Accrual Periods beginning on or after the Initial Interest Reset Date is variable and may be zero. During these Interest Accrual Periods, the interest rate is based on the difference between 30CMS and 10CMS (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Interest

The Notes will bear interest from and including the Original Issue Date to but excluding the Initial Interest Reset Date at the Initial Interest Rate. The Notes will bear interest from and including the Initial Interest Reset Date and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or maturity, as applicable) (the period from and including the Initial Interest Reset Date to but excluding maturity, the “Floating Interest Rate Period”) calculated in accordance with the following formula:

(     %) x (n / N)

Where:

“n” is the total number of calendar days in the applicable Interest Accrual Period on which the difference between 30CMS and 10CMS is greater than or equal to 0.00%; provided that the CMS Spread determined on the fifth U.S. Government Securities Business Day (as defined below) prior to each Interest Payment Date (or maturity, as applicable) shall apply to such U.S. Government Securities Business Day and each of the remaining calendar days in the related Interest Accrual Period; and

“N” is the total number of calendar days in the applicable Interest Accrual Period.

The percentage in the formula above will be determined on the Trade Date and is expected to be in the range of 7.80% to 8.20% per annum. This percentage will be specified in the final pricing supplement.

No interest will accrue on the Notes with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. For each calendar day in an Interest Accrual Period that is not a U.S. Government Securities Business Day, the CMS Spread for that calendar day will be the CMS Spread determined on the immediately preceding U.S. Government Securities Business Day.

“30CMS” is the rate for U.S. dollar swaps with a constant maturity of 30 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each U.S. Government Securities Business Day in the Interest Accrual Period.

“10CMS” is the rate for U.S. dollar swaps with a constant maturity of 10 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each U.S. Government Securities Business Day in the Interest Accrual Period.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding anything to the contrary in the Prospectus Supplement, “Business Day” with respect to the Notes means a day that is a New York Business Day (as defined in the Prospectus Supplement).

If a rate for 30CMS or 10CMS is not reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) on any U.S. Government Securities Business Day on which the rate for 30CMS and 10CMS is required, then the Calculation Agent shall request the principal New York office of five leading swap dealers in the New York City interbank market selected by the Calculation Agent to provide quotations, at approximately 11:00 a.m., New York City time, on such U.S. Government Securities Business Day, for the bid and offered rates for the quarterly fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term of 30 years or 10 years, as the case may be, commencing on such U.S. Government Securities Business Day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. If at least three quotations are provided, 30CMS or 10CMS, as the case may be, for that U.S. Government Securities Business Day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on the Initial Redemption Date, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder

The Notes are not subject to any redemption at the option of any holder prior to maturity.

Interest Accrual – Hypothetical Examples

The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of calendar days in an Interest Accrual Period beginning on the Initial Interest Reset Date and ending on (and excluding) April    , 2009 on which the CMS Spread is greater than 0.00%. The table assumes that the Interest Accrual Period contains 90 calendar days and that an interest rate of 7.80% per annum is used as the percentage in the interest rate formula.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each Interest Accrual Period and the actual CMS Spread.

n	Hypothetical Quarterly Interest Rate Accrued Per Annum
0	0.00000%
25	2.16667%
50	4.33333%
75	6.50000%
90	7.80000%

Each of the following examples assumes that the percentage used for the calculation of the interest rate during the Floating Interest Rate Period will be 7.80% per annum. The actual percentage is expected to be in the range of 7.80% to 8.20% per annum. The percentage to be used for the calculation of the interest rate will be determined on the Trade Date and specified in the final pricing supplement. The applicable interest rate for each quarterly Interest Accrual Period will be determined on a per-annum basis but will apply only to that Interest Accrual Period.

Example 1:

Assuming the CMS Spread is greater than or equal to 0.00% on every calendar day during an Interest Accrual Period in which there are 90 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 7.80% calculated as follows: 7.80% multiplied by 90/90 = 7.80%. The interest payable on U.S.$10,000 principal amount of Notes for this quarterly Interest Accrual Period would be U.S.$195.00 calculated as follows: U.S.$10,000 multiplied by 7.80%, divided by 4 = U.S.$195.00.

Example 2:

Assuming the CMS Spread is less than 0.00% on every calendar day during an Interest Accrual Period in which there are 90 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 0.00% calculated as follows: 7.80% multiplied by 0/90 = 0.00%. No interest would be payable for this quarterly Interest Accrual Period.

Example 3:

Assuming the CMS Spread is greater than or equal to 0.00% on 50 calendar days during an Interest Accrual Period in which there are 90 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 4.33333% calculated as follows: 7.80% multiplied by 50/90 = 4.33333%. The interest payable on U.S.$10,000 principal amount of Notes for this quarterly Interest Accrual Period would be U.S.$108.33 calculated as follows: U.S.$10,000 multiplied by 4.33333%, divided by 4 = U.S.$108.33.

Historical Data on the CMS Spread

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters and the number of days 30CMS is greater than or equal to 10CMS. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of the CMS Spread during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes or of the number of days that the CMS Spread will be greater than or equal to 0.00%.

CMS Spread

	High	Low	Number of Days 30CMS > 10CMS, that is, where the CMS Spread > 0.00%.
2003
Quarter
First	0.9675%	0.7680%	90 of 90
Second	1.0185%	0.7910%	91 of 91
Third	0.9700%	0.6450%	92 of 92
Fourth	0.8500%	0.6650%	92 of 92
2004
Quarter
First	0.8890%	0.7150%	91 of 91
Second	0.8495%	0.5525%	91 of 91
Third	0.7250%	0.5860%	92 of 92
Fourth	0.7190%	0.5900%	92 of 92
2005
Quarter
First	0.5775%	0.2985%	90 of 90
Second	0.4150%	0.2970%	91 of 91
Third	0.3010%	0.1980%	92 of 92
Fourth	0.2430%	0.1270%	92 of 92
2006
Quarter
First	0.1835%	-0.0040%	89 of 90
Second	0.1545%	0.0615%	91 of 91
Third	0.1325%	0.0575%	92 of 92
Fourth	0.1635%	0.1115%	92 of 92
2007
Quarter
First	0.2265%	0.1168%	90 of 90
Second	0.2180%	0.1330%	91 of 91
Third	0.2755%	0.1475%	92 of 92
Fourth	0.3615%	0.2050%	92 of 92
2008
Quarter
First (through January 11, 2008)	0.4875%	0.3580%	11 of 11

The CMS Spread at 11:00 a.m. (New York City time) on January 11, 2008, was 0.4875%.

The following graph shows the daily values of the CMS Spread in the period from January 2, 2003 through January 11, 2008 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

RISK FACTORS

Investing in the Notes involves a number of risks. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond TMCC’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable CMS linked accrual notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to the Credit Risk of TMCC

The credit ratings assigned to TMCC are subject to change, and represent the rating agencies’ opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount of Interest Payable on the Notes During the Floating Interest Rate Period Is Uncertain andCould Be 0.00%.

30CMS and 10CMS are floating rates. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. For every calendar day on which the CMS Spread is determined or deemed to be less than 0.00%, the effective interest rate for the applicable Interest Accrual Period will be reduced, and if the CMS Spread remains at less than 0.00% with respect to an entire Interest Accrual Period, the effective interest rate for that Interest Accrual Period will be 0.00%.

During the Floating Interest Rate Period, the Yield on the Notes May Be Lower Than the Yield an a Standard Debt Security of Comparable Maturity.

During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.00% per annum with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. As a result, if the CMS Spread remains at less than 0.00% for a substantial number of calendar days during an Interest Accrual Period, the effective yield on the Notes for such Interest Accrual Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable CMS Spread with Respect to the Fifth U.S. Government Securities Business Day Preceding the End of an Interest Accrual Period Will Apply for the Remainder of that Interest Accrual Period.

Because during the Floating Interest Rate Period the CMS Spread determined on the fifth U.S. Government Securities Business Day preceding each Interest Payment Date (or maturity, as applicable) applies to each of the remaining calendar days in the related Interest Accrual Period, if the CMS Spread with respect to that U.S. Government Securities Business Day sets at less than 0.00%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Accrual Period, even if the CMS Spread on any of the subsequent remaining calendar days were actually to set at or above 0.00%.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest.

We believe that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread. We expect that the market value of the Notes at any time will depend on whether and to what degree 30CMS is greater than 10CMS. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called. The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature. Our ability to call the Notes prior to their Stated Maturity Date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.

The Historical Performance of 30CMS and 10CMS Is Not an Indication of the Future Performance of 30CMS and 10CMS.

The historical performance of 30CMS and 10CMS should not be taken as an indication of the future performance of 30CMS and 10CMS during the term of the Notes. Changes in 30CMS and 10CMS will affect the trading price of the Notes, but it is impossible to predict whether 30CMS and 10CMS will rise or fall. Factors that may affect the level of 30CMS and 10CMS and the CMS Spread include monetary policy, interest rate volatility, interest rate levels and the inflation rate.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.

We may call all of the Notes for payment on any Redemption Date. In the event that we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Relative Values of 30CMS and 10CMS Will Affect Our Decision to Call the Notes.

It is more likely that we will redeem the Notes prior to their Stated Maturity Date to the extent that the CMS Spread increases and results in an amount of interest in respect of the Notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the Notes prior to their Stated Maturity Date you may be unable to invest in securities with similar risk and yield as the Notes and replacement investments may be more expensive than your investment in the Notes.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Trading by Us and Our Affiliates or by CGMI and its Affiliates in the U.S. Dollar Swap Rate Market May Impair the Value of the Notes.

CGMI and certain of its affiliates are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents, and therefore at any given time may be a party to one or more transactions related to the 30CMS or 10CMS. In addition, we, CGMI or one or more of our respective affiliates may hedge our exposure under the Notes by entering into various transactions. Any of those parties may adjust these hedges at any time and from time to time. Trading and hedging activities or other financial activity by CGMI or its affiliates may have a material adverse effect on the spread between 30CMS and 10CMS and make it less likely that you will receive a return on your investment in the Notes. It is possible that we, CGMI or our respective affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Conflicts of Interest.

Citigroup Global Markets Inc. or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. Citibank, N.A. is an affiliate of Citigroup Global Markets Inc., therefore, a potential conflict of interest may exist with Citibank, N.A. acting as Calculation Agent.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.

You should also consider the tax consequences of investing in the Notes. The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to an initial holder of Notes purchasing the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a dealer in securities or foreign currencies;

•	a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the Notes;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a trader in securities or foreign currencies that in either case elects to apply a mark-to-market method of tax accounting; or

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes. A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Issuer will, and every holder of a Note agrees to, treat the Notes contingent payment debt instruments for U.S. federal income tax purposes, and the discussion herein assumes this treatment. Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes. The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. The “comparable yield” for the Notes will be based on information furnished to TMCC by the Calculation Agent and set forth in an amendment to this pricing supplement.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. The “projected payment schedule” in respect of the Notes will be set forth in an amendment to this pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”). Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”). To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of  such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions of a Terms Agreement dated January    , 2008 between TMCC and Citigroup Global Markets Inc. (such agreement, the “Terms Agreement”) under the Third Amended and Restated Distribution Agreement dated as of March 7, 2006 among TMCC and Merrill Lynch, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation (such agreement, together with the Terms Agreement, the “Distribution Agreement”), Citigroup Global Markets Inc., acting as principal, has agreed to purchase all of the Notes at 100% of the Principal Amount. Under the terms and subject to the conditions of the Distribution Agreement, Citigroup Global Markets Inc. is committed to take and pay for all of the Notes, if any are taken.

Citigroup Global Markets Inc. expects to sell some of the Notes to the public, directly or through certain affiliated dealers, in one or more transactions at par and some of the Notes to certain dealers at par less a concession not to exceed $125.00 for each $10,000 principal amount of the Notes.  Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $125.00 for each $10,000 principal amount of the Notes on sales to certain other dealers. The Agent will pay a commission of $125.00 for each $10,000 principal amount of the Notes sold by its financial advisors.  If all the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms of the Notes.

Under the terms and subject to the conditions of the Distribution Agreement, Citigroup Global Markets Inc. has agreed to comply with the following additional selling restrictions: (i) it will comply with all applicable laws and regulations known by it, or that should have reasonably been known by it, in each jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes the Prospectus or Prospectus Supplement, any applicable permitted free writing prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and TMCC shall have no responsibility therefor, and (ii) it will not offer, sell or deliver any of the Notes directly or indirectly, or distribute any such offering material in or from any jurisdiction except under circumstances which will result in compliance with applicable laws and regulations and which will not impose any obligation on TMCC.

The Notes are being offered globally for sale in the United States, Latin America, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

WARNING TO INVESTORS IN SINGAPORE ONLY: This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except

•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this pricing supplement have not been reviewed by any regulatory authority in Hong Kong.  Investors are advised to exercise caution in relation to the offer.  If investors are in any doubt about any of the contents of this pricing supplement, they should obtain independent professional advice.  The Notes may not be offered or sold in Hong Kong, by means of this pricing supplement or any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to our Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

ADDITIONAL CONSIDERATIONS

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Citigroup Global Markets Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Citigroup Global Markets Inc.